UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Press release

04.28.2016

January – March 2016

Results: BBVA earns €709 million

in first quarter

•	Income: Gross income stood at €5.79 billion (+14.9% year-on-year at constant exchange rates) driven by strong performance of recurring revenue (net interest income plus fees and commissions)

•	Risks: The Group’s NPL ratio improved, closing at 5.3% at the end of the quarter, compared to 5.4% in December; coverage ratio remained stable at 74%

•	Capital: BBVA reached a CET1 fully-loaded ratio of 10.54%, with 21 basis points of growth during the quarter

•	Transformation: At the end of the quarter, BBVA Group’s digital customer base stood at 15.5 million (+20% y-o-y). Of these, 9.4 million are mobile clients (+45%)

The BBVA Group posted a net attributable profit of €709 million in the first quarter of 2016, down 53.8% from the same period a year earlier. Quarterly results were hindered by a number of factors, including the impact of exchange rates, lower results from NTI and the lack of corporate operations. In contrast, in Q1-15 profits were bolstered by the partial sale of the BBVA Group’s stake in Chinese bank CNCB. Excluding this factor, profit was 11.6% lower in constant exchange terms.

Speaking about these results, BBVA CEO Carlos Torres Vila pointed to “the strong capital position, the evolution of recurrent revenues, the contribution of emerging markets and lower impairment losses in Spain. This trend, together with the seasonal effect of the banking activity, indicates that results will continue to grow gradually throughout 2016,” he said.

Press release

04.28.2016

First-quarter results where highly influenced by some of the aforementioned factors, such as the lack of corporate operations (in contrast to the previous year) and the effect of currency exchange, as well as market uncertainty, which dragged down the gains from NTI. These impacts add up to the seasonal effect of the banking business in some geographies, where business is usually slower during the first part of the year. Recurring revenues and lower impairment losses on financial assets were two of the most noteworthy items that helped drive up the quarterly results.

Net interest income increased during the quarter to €4.15 billion, up 13.3% compared to the same period of the previous year (+27.9% at constant exchange rates).

Gross income stood at €5.79 billion, up 2.8% from Q1-15 (+14.9% excluding the impact of currencies). Growth in this line was driven by a solid performance of typical banking revenues: Net interest income and commissions. These recurring revenues allowed to offset the decline in NTI resulting from the complex market situation during the quarter.

Costs increased 14.4% year-on-year (24.8% at constant exchange rates), as a result of Catalunya Banc’s integration in April 2015 and its related costs, high inflation in specific geographies, currency markets evolution and the investment plans rolled out in growing markets. At the end of March, the efficiency ratio stood at 54.8%, better than the average of BBVA’s main European competitors (68.1% in 2015).

In this context, operating income stood at €2.61 billion, up 4.9%, excluding the effect of currencies.

As for risk indicators, they continued to improve: The Group’s NPL ratio was 5.3% in the quarter, down from 5.4% in December 2015. The coverage ratio remained stable at 74%.

As regards capital adequacy, BBVA maintained its solid position. The CET1 fully-loaded ratio was 10.54% in March, which entails a capital generation of 21 basis points in the quarter. Thus, BBVA Group continued making progress towards meeting its 11% fully-loaded target in 2017.

The fully-loaded leverage ratio at the end of the quarter stood at 6.3%. Based on the information available at the end of December, BBVA has the second-highest ratio among its comparable peers in Europe, which have an average of 4.6%.

In terms of activity, during the first quarter of 2016 gross lending saw a slight decline (-1.0%), despite growth in new lending in Spain. As of the end of March, this line stood at €428.52 billion. Customer deposits grew 1.5% to €408.97 billion, with positive performance in almost all geographical regions in which BBVA operates.

Finally, in order to provide a homogeneous comparison against the previous year, below you may find the year-on-year exchange rates of key items of the income statement taking into account Turkey in proforma terms (I.e. including the stake in Garanti as if

Press release

04.28.2016

it had been incorporated by the full integration method since January 1st, 2015). In this context, net interest income dropped 3.3% (+9.7% excluding the impact of currencies), while gross income declined by 9.3% (+1.9% at constant exchange rates). Operating income dropped 20.3%, or 8.4% excluding the currency effect.

The bank’s transformation journey

As regard the bank’s transformation, “we are still pressing ahead with our plans to become a better bank for our customers,” said Carlos Torres Vila.

Yet another quarter, BBVA Group’s digital customer base continued to grow. At the end of Q1-16, the Group’s digital customer base stood at 15.5 million (up 20% compared to the same period a year earlier). Of these, 9.4 million operated mainly through their mobile phones, 45% more than in March 2015.

The bank aims to grow digital sales across all its franchises, a trend that is starting to become evident in many of them. For example, in the U.S. the percentage of transactions closed through digital channels stood at 18.7%, compared to 9.3% in 2015. Other geographies where growth in digital sales is becoming increasingly evident are South America (16.5% in Q1-16, compared to 8.7% in 2015), Spain (12.1% in the first quarter vs. 8.8% in 2015), Turkey (14.6% in Q1-16 compared to 13.9% in 2015), and Mexico (3.9% in Q1-16 vs. 2.1% last year).

Press release

04.28.2016

Below are the key factors that drove the income statement in each business area.

Once again, banking activity in Spain showcased its resilience amid a particularly complex scenario with interest rates at all-time lows. The area still managed to post a slight increase (0.3% in Q1-16 y-o-y) in typical banking revenue (net interest income plus fees and commissions). The decline from NTI (-77.2% y-o-y) triggered the 12.7% gross income drop, when compared to the first quarter of 2015.

Yet another quarter, expenses increased as a result of Catalunya Banc’s integration and its related costs. All this combined led to a 35.7% operating income decline. As in previous quarters, risk indicators continued to improve. The impairment losses on financial assets declined 38.6% in year-on-year terms. On the other hand, the NPL ratio also improved slightly, closing the quarter at 6.4% (6.6% in December 2015), while coverage remained constant at 59%. The area’s first-quarter results reached €234 million, down 23.6% from the same period of the previous year.

As regards real-estate activity in Spain, net exposure to the sector was reduced by 12.5% in year-on-year terms (excluding the balance of Catalunya Banc, which became part of the BBVA Group in April 2015). Also, the drop in real-estate provisions led to a loss of €113 million (26.5% narrower compared to the first quarter of the previous year).

Press release

04.28.2016

The result of BBVA in Spain – which combines banking and real-estate activities – recorded profits once again (€121 million).

To better explain the evolution of the business areas that have a currency other than the euro, the exchange rates stated below refer to constant exchange rates.

The United States posted, once again, positive activity, with year-on-year growth rates of 7.9% in lending and 9.0% in customer funds. This allowed a positive evolution of the net interest income (+7.7%). However, less momentum in commissions together with the impact of financial markets volatility on NTI resulted in a nearly flat gross income (up 0.9% year-on-year). On the other hand, loan quality in the area was somewhat affected by a deterioration in the exposure to the energy sector and commodities. Besides higher impairment losses, this lead to an increase of the NPL ratio, which stood at 1.4% in March (vs. 0.9% in December), and a drop in the coverage ratio to 103% (compared to 151% in December). The area’s net attributable profit was €49 million, down 63.5%.

To better understand how the business has performed in Turkey, the year-on-year rates mentioned below are based on the assumption of Garanti’s proforma participation.

Robust activity in the country drove growth in lending and deposits (14.0% and 15.8%, respectively), which helped gross income to grow by 14.3%, compared to the first quarter of 2015. Costs continued to grow, although at lower rates than during the previous quarter, which allowed the operating income to increase by 15.1% during the quarter. Regarding asset quality, the risk premium improved (0.8%, compared to 1.4% in Q4-15), while both the NPL ratio (2.8%) and the coverage ratio (129%) remained stable. 2016 first-quarter profit stood at €133 million, 13.2% more than in the first quarter of 2015.

Mexico continued to show signs of strong activity, with double-digit growth rates in lending (+12.4%), and +9.2% in customer funds. Again, the country posted double-digit growth in recurring revenue (+13.0%), gross income (+11.4%) and operating income (+12.7%). As regards asset quality, both the NPL ratio (2.6%) and the coverage ratio (119%) remained stable. As of the end of March, the area posted a profit of €489 million, up 10.1% year-on-year.

South America saw very high activity growth rates (+14.7% in lending and +19.6% in customer funds), which drove growth in recurring revenue (+14.9%), gross income (+14.1%) and operating income (+9.5%). The NPL ratio stood at 2.6%, while the coverage ratio fell to 118%. At the end of March 2016, the area’s net attributable profit stood at €182 million, up 8.7% year-on-year.

Press release

04.28.2016

Contact details:

BBVA Corporate Communications

Tel. +34 91 537 61 14

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: http://info.bbva.com/

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group is the largest financial institution in Spain and Mexico and it has leading franchises in South America and the Sunbelt Region of the United States; and it is also the leading shareholder in Garanti, Turkey’s biggest bank for market capitalization. Its diversified business is focused on high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

Press release

04.28.2016

BBVA Group highlights

(Consolidated figures)

	31-03-16		▲%	31-03-15		31-12-15
Balance sheet (million euros)
Total assets	740,947		10.2	672,598		750,078
Loans and advances to customers (gross)	428,515		14.3	374,873		432,855
Deposits from customers	408,971		20.4	339,675		403,069
Other customer funds	131,076		(1.3)	132,844		131,822
Total customer funds	540,047		14.3	472,519		534,891
Total equity	54,516		4.1	52,366		55,439
Income statement (million euros)
Net interest income	4,152		1.33	3,663		16,426
Gross income	5,788		2.8	5,632		23,680
Operating income	2,614		(8.5)	2,857		11,363
Income before tax	1,338		(7.2)	1,442		5,879
Net attributable profit	709		(53.8)	1,536		2,642
The BBVA share and share performance ratios
Number of shares (millions)	6,367		2.3	6,225		6,367
Share price (euros)	5.84		(379)	9.41		6.74
Earning per share (euros)(1)	0.10		(56.0)	0.23		0.38
Book value per share (euros)	7.29	(2)	(10.0)	815	(2)	7.47
Tangible book value per share (euros)	5.76	(2)	(12.7)	6.65	(2)	5.85
Market capitalization (million euros)	37,194		(36.5)	58,564		42,905
Yield (dividend/price; %)	6.3		46.0	4.3		5.5
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds)	5.6	(2)		8.8	(2)	5.2
ROTE (net attributable profit/average shareholders’ funds excluding intangible assets)	7.0	(2)		10.8	(2)	6.4
ROA (net income/average total assets)	0.52			0.73		0.46
RORWA (net income/average risk-weighted assets)	0.98			1.34		0.87
Efficiency ratio	54.8			49.3		52.0
Cost of risk	0.92			1.21		1.06
NPA ratio	5.3			5.6		5.4
NPA coverage ratio	74			65		74
Capital adequacy ratios (%)(3)
CET1	11.6			12.7		12.1
Tier 1	12.l			12.7		12.1
Total ratio	15.0			15.8		15.0
Other information
Number of shareholders	942,343		(0.2)	944,631		934,244
Number of employees(4)	137,445		26.3	108,844		137,968
Number of branches(4)	9,173		24.6	7,360		9,145
Number of ATMs(4)	30,794		34.6	22,882		30,616

General note: From the third quarter of 2015, the total stake in Garanti is consolidated by the full integration method. For previous periods, the financial information provided in this document is presented integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

(1)	Adjusted by additionalTier | instrument remuneration
(2)	Adjusted by the results of the dividend-option execution in April 2016 and 2015 respectively.
(3)	The capital ratios are calculated under CRD IV from Basel III regulation applying a 60% phase-in for 2016 and a 40% for 2015.
(4)	Includes Garanti since the third quarter 2015.

Press release

04.28.2016

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2016	2015
	1Q	4Q	3Q	2Q	1Q
Net interest income	4,152	4,415	4.490	3,858	3,663
Net fees and commissions	1,161	1,263	1,225	1,140	1,077
Net trading income	357	451	133	650	775
Dividend income	45	127	52	194	42
Income by the equity method	7	(16)	3	18	3
Other operating income and expenses	66	(94)	76	62	73
Gross income	5,788	6,146	5,980	5,922	5,632
Operating expenses	(3,174)	(3,292)	(3,307)	(2,942)	(2,776)
Personnel expenses	(1,669)	(1,685)	(1,695)	(1,538)	(1,460)
General and administrative expenses	(1,161)	(1,268)	(1,252)	(1,106)	(1,024)
Depreciation and amortization	(344)	(340)	(360)	(299)	(291)
Operating income	2,614	2,853	2,673	2,980	2,857
Impairment on financial assets (net)	(1,033)	(1,057)	(1,074)	(1,089)	(1,119)
Provisions (net)	(181)	(157)	(182)	(164)	(230)
Other gains (losses)	(62)	(97)	(127)	(123)	(66)
Income before tax	1,338	1,544	1,289	1,604	1,442
Income tax	(362)	(332)	(294)	(429)	(386)
Net Income from ongoing operations	976	1,212	995	1,175	1,056
Results from corporate operations(2)	—	4	(1,840)	144	583
Net income	976	1,215	(845)	1,319	1,639
Non-controlling interests	(266)	(275)	(212)	(97)	(103)
Net attributable profit	709	940	(1,057)	1,223	1,536
Net attributable profit excluding corporate operations	709	936	784	1,078	953
Earning per share (euros)(3)	0.10	0.14	(0.17)	0.18	0.23
Earning per share (excluding corporate operations; euros)(3)	0.10	0.14	0.11	0.16	0.14

(1)	From the third quarter or 2015, BBVA’S total stake in Garants in consolidated by the full intergration method. For previous periods, Garants revenues and costs are intergrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%)
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Groups stake in CNCB, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Granit, the impact of the sale of BBVA’S 29.68% stake in CIFH and the badwill from the CX operation
(3)	Adjusted by additional Tier1 instrument remuneration.

Press release

04.28.2016

Consolidated income statement (1)

(Million euros)

	1Q16	▲%	▲% at constant exchange rates	1Q15
Net interest income	4,152	13.3	27.9	3,663
Net fees and commissions	1,161	7.8	17.7	1,077
Net trading income	357	(53.9)	(48.8)	775
Dividend income	45	6.5	7.5	42
Income by the equity method	7	148.8	n.m	3
Other operating income and expenses	66	(8.5)	1.9	73
Gross income	5,788	2.8	14.9	5,632
Operating expenses	(3,174)	14.4	24.8	(2,776)
Personnel expenses	(1,669)	14.3	23.7	(1,460)
General and administrative expenses	(1,161)	13.4	26.2	(1,024)
Depreciation and amortization	(344)	17.9	24.9	(291)
Operating income	2,614	(-8.5)	4.9	2,857
Impairment on financial assets (net)	(1,033)	(7.7)	0.7	(1,119)
Provisions (net)	(181)	(21.1)	(9.6)	(230)
Other gains (losses)	(62)	(6.1)	(10.6)	(66)
Income before tax	1,338	(7.2)	11.7	1,442
Income tax	(362)	(6.2)	15.4	(386)
Net income from ongoing operations	976	(7.6)	10.4	1,056
Results from corporate operations(2)	—	—	—	583
Net income	976	(40.5)	(33.5)	1,639
Non controlling interests	(266)	159.4	229.6	(103)
Net attributable profits	709	(53.8)	(48.8)	1,536
Net attributable profit excluding corporate operations	709	(25.6)	(11.6)	953
Earning per share (euros) (3)	0.10			0.23
Earning per share (excluding corporate operations; euros) (3)	0.10			0.14

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 5.6% of BBVA Group’s stake in CNCB.
(3)	Adujusted by additional Tier 1 instrument remunertion.

Press release

04.28.2016

Evolution of the consolidated income statement with Turkey proforma on a comparable basis(1)

(Million euros)

	1Q16	▲%	▲% at constant exchange rates
Net Interest income	4,152	(3.3)	9.7
Net fees and commissions	1,161	(5.3)	4.2
Net trading income	357	(51.2)	(45.9)
Other income/expenses	118	(10.3)	(0.1)
Gross income	5,788	(9.3)	1.9
Operating expenses	(3,174)	2.3	12.4
Operating income	2,614	(20.3)	(8.4)
Impairment on financial assets (net)	(1,033)	(15.2)	(6.9)
Provisions (net) and other gains (losses)	(243)	(18.1)	(10.3)
Income before tax	1,338	(24.2)	(9.2)
Income tax	(362)	(19.5)	(1.7)
Net income from ongoing operations	976	(25.8)	(11.7)
Results from corporate operations(2)	—	—	—
Net income	976	(48.6)	(42.2)
Non-controlling interests	(266)	(14.1)	3.2
Net attributable profit	709	(55.3)	(50.4)
Net attributable profit excluding corporate operations	709	(29.4)	(16.3)

(1)	Variations taking into account the financial statements of Garanti Group calculated by the full integration method since January 1, 2015, without involving a change of the data already published.
(2)	2015 includes the capital gains from the various sale operations equivalent to 5.6% of BBVA Group’s stake in CNCB.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 28, 2016	By: /s/ María Ángeles Peláez
Name: María Ángeles Peláez
Title: Authorised representative